UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Publix Super Markets, Inc.
(Name of Issuer)
Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
None
(CUSIP Number)
December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G
CUSIP No. None    Page 2 of 5 Pages

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
Publix Super Markets, Inc. 401(k) SMART Plan
2	Check the Appropriate Box if a Member of a Group
	(a)		(b)

3	SEC Use Only
4	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power	71,814,503
		6	Shared Voting Power	0
		7	Sole Dispositive Power	0
		8	Shared Dispositive Power	71,814,503
9	Aggregate Amount Beneficially Owned by Each Reporting Person
71,814,503
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not applicable.
11	Percent of Class Represented by Amount in Row (9)
9.4%
12	Type of Reporting Person
EP

SCHEDULE 13G
CUSIP No. None    Page 3 of 5 Pages

Item 1 (a).	Name of Issuer:
Publix Super Markets, Inc.
Item 1 (b).	Address of Issuer’s Principal Executive Offices:
3300 Publix Corporate Parkway, Lakeland, FL 33811
Item 2 (a).	Name of Person Filing:
Publix Super Markets, Inc. 401(k) SMART Plan
Item 2 (b).	Address of Principal Business Office or, if none, Residence:
3300 Publix Corporate Parkway, Lakeland, FL 33811
Item 2 (c).	Citizenship:
Florida
Item 2 (d).	Title of Class of Securities:
Common Stock, Par Value $1.00 Per Share
Item 2 (e).	CUSIP Number:
None

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
f.	x	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F).

SCHEDULE 13G
CUSIP No. None    Page 4 of 5 Pages
Item 4.    Ownership
Information regarding ownership of common stock of the issuer:

(a)	Amount beneficially owned: 71,814,503

(b)	Percent of class: 9.4%

(c)	Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote:    71,814,503
(ii)     Shared power to vote or to direct the vote:    0
(iii)    Sole power to dispose or to direct the disposition of:    0
(iv)    Shared power to dispose or to direct the disposition of:    71,814,503
As of February 7, 2017, the Publix Super Markets, Inc. 401(k) SMART Plan (SMART Plan) was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 71,814,503 shares of the Company's common stock or approximately 9.4% of the total outstanding shares of the Company's common stock.
Item 5.    Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.    Ownership of More than Five Percent on Behalf of Another Person
Participants in the SMART Plan have the right to direct the investment and disposition of the funds held in their plan accounts into and out of the Company’s common stock through the Publix Stock Fund offered under the SMART Plan. Vested participants also have the right upon termination, pursuant to the terms of the SMART Plan, to elect an in-kind distribution of the Company’s common stock to the extent of their holdings in the Publix Stock Fund. Accordingly, any dividends on the Company’s common stock and the proceeds from the sale of the Company’s common stock are credited to participants who have elected to invest in and/or dispose of such common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.    Identification and Classification of Members of the Group
Not applicable.
Item 9.    Notice of Dissolution of Group
Not applicable.
Item 10.    Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. None	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 10, 2017	Publix Super Markets, Inc.
401(k) SMART Plan

		By:	/s/ Tina P. Johnson
Tina P. Johnson
Trustee

		By:	Publix Super Markets, Inc.
Plan Administrator

		By:	/s/ Linda S. Kane
Linda S. Kane
Vice President Benefits
Administration and
Assistant Secretary